Exhibit 99.1

China Xiniya Fashion Limited Announces a Change in Independent Director

XIAMEN, China, December 23, 2011 /PRNewswire-Asia/-- China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE:XNY), a leading provider of men’s business casual apparel in China, is pleased to announce the appointment of a new independent director, Mr. Alvin Ang. Mr. Ang, age 40, has been the Chief Financial Officer of Cathay Pigments Holdings Limited, a multinational company that specializes in iron oxide pigments in the color chemical industry, since August 2007. Mr. Ang has approximately 14 years of experience in the accounting profession. He joined PricewaterhouseCoopers Singapore in December 1996. After the implementation of the Sarbanes-Oxley Act in 2002, he led teams from PricewaterhouseCoopers on Sarbanes-Oxley attestation assignments for significant subsidiaries of U.S.-listed companies. He joined Stone Forest Consulting Singapore as an Associate Director in January 2006 to start up its Sarbanes-Oxley Business Unit. Mr. Ang received his accountancy qualification from the Chartered Association of Certified Accountants in Singapore in 1996. Mr. Ang’s appointment became effective on December 22, 2011. He will also be replacing our current independent director, Ms. Kim Ng, as audit committee chairperson. Ms. Ng will be resigning for personal reasons from the Company’s board with effect from January 1, 2012. Xiniya would like to thank Ms. Ng for her many contributions during her tenure and wish her all the best in her future endeavors.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 28 distributors and 24 department store chains. Its products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This authorized retail network focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com/.

China Xiniya Fashion Limited

CheeJiong Ng, +86 1365 5939 932

Chief Financial Officer

ngcheejiong@xiniya.com

or

Christensen

Kimberly Minarovich, +1 212-542-0795 in New York

kminarovich@christensenir.com

or

Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com